UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	2 December 2021

Number	31/21

BHP to proceed with Unification proposal

BHP has today announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited.

The Board believes unification is in the best interests of BHP shareholders. It will result in a corporate structure that is simpler and more efficient, reduces duplication and streamlines BHP’s governance and internal processes. A unified structure will also improve flexibility for portfolio reshaping to maximise shareholder value over the long-term, including facilitating a simpler separation of the Petroleum business.

A Shareholder Circular and a Prospectus are expected to be published on or around 8 December 2021, which will contain further information on unification and the Limited shares, including details of the proposed UK scheme of arrangement to effect unification, an independent expert’s report on whether unification is in the best interests of BHP shareholders, and the notices of shareholder meetings of BHP Group Limited and BHP Group Plc, which are expected to take place on 20 January 2022.

Unification is expected to complete by 31 January 2022 subject to approval by the shareholders of both BHP Group Limited and BHP Group Plc, receipt of remaining regulatory approvals and UK Court sanction of the scheme.

BHP Chair, Ken MacKenzie:

“BHP is in great shape and now is the right time to make strategic, transformative changes for the future. Unification will create one parent company, one share register and one share price globally. We believe this is the best structure for BHP to provide the resources the world needs and create long-term shareholder value.”

BHP CEO, Mike Henry:

“A unified corporate structure will make BHP simpler and more agile, with the strategic flexibility required to shape our portfolio to deliver value through producing the commodities needed for continued economic growth, improved living standards, electrification and decarbonisation.”

“We will retain listings in the UK, US, South Africa and Australia, providing BHP with continued access to global markets and giving shareholders the opportunity to benefit from our portfolio, management and operating performance for long-term value.”

Background to unification

BHP currently operates under a dual-listed company (DLC) corporate structure which was established at the time of the BHP and Billiton merger in 2001. The DLC structure comprises two parent companies - BHP Group Limited (Limited) in Australia and BHP Group Plc (Plc) in the United Kingdom - with separate stock exchange listings and separate share registers. The two groups operate as a unified economic entity with a common board and management, and shares in Limited and Plc carry equivalent voting and economic rights.

Following a review of the DLC structure, on 17 August 2021 BHP announced its intention to unify its corporate structure. With changes over recent years to the BHP portfolio, a significant reduction in the earnings contribution from Plc assets and a material reduction in the expected costs of unification, the BHP Directors have decided unanimously that now is the right time to unify the corporate structure.

To effect unification, Plc shareholders’ shares (and ADSs1) will be exchanged for Limited shares on a one-for-one basis, resulting in Limited becoming the sole parent company of the BHP Group. There will be no change to the respective shareholdings of each Limited shareholder nor to the proportionate interest of each shareholder in the unified BHP Group.

BHP will have its primary listing on the ASX, a standard listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange (JSE), and a sponsored Level II American Depositary Receipt program on the New York Stock Exchange (NYSE). Our global investor base will continue to be able to invest in BHP on the same securities exchanges as prior to unification.

Diagrams of the existing DLC structure and BHP’s proposed structure following unification are set out in the attachment to this release.

Unification will not change BHP’s fundamentals: it will not change BHP’s underlying assets or operations, Board composition, Executive Leadership Team, corporate presence or cash flow generation. Importantly, there will also be no change to BHP’s dividend policy, including its ability to pay franked dividends, as a result of unification.

Advantages of unification

The Board considers the key advantages of unification to include:

Simplification

Unification would eliminate the inefficiencies and complexities of the DLC structure and would be a further step towards a simpler, leaner, more agile and more efficient BHP.

Strategic flexibility

A unified structure would improve agility and competitiveness for portfolio reshaping to maximise shareholder value over the long-term, including increasing its exposure to future facing commodities.

Unification would enable BHP to undertake certain transactions more simply and efficiently than it can under the DLC structure. This includes, for example, the agreement to merge BHP’s Petroleum business with Woodside Petroleum Ltd as announced on 22 November 2021, which would be simpler to execute under a unified structure. Future demergers and equity raising transactions would also be simpler to execute following unification, with BHP having a single set of shareholders and only Limited shares on issue.

Elimination of the DLC dividend arrangements

Plc’s earnings have reduced over time relative to Limited’s earnings due to the divestment of assets previously held by Plc and changes in commodity prices. In recent years, it has been necessary for Limited to pay significant dividends to Plc (and associated franking credits) to ensure that all BHP shareholders received equivalent dividends. Plc cannot use the franking credits, nor can it distribute them to its shareholders.

Following unification, Limited would be the sole parent company of the BHP Group and the DLC dividend arrangements would be abolished. All dividends paid by Limited would be paid directly to shareholders of Limited, including former shareholders of Plc who receive shares in Limited pursuant to unification. Franking credits which would have been transferred to and consumed by Plc on DLC dividend arrangements would instead be distributed on dividends to the larger Limited shareholder base post-unification.

Elimination of the share price differential, creating a single global share price

Following unification, BHP shares traded on the ASX, LSE and JSE would be interchangeable. As a result there are not expected to be any material differences in the respective share prices on each exchange (when adjusted for currency differences). Plc shares have historically traded at a lower price than Limited shares.

Implementation

Unification will require approval by a vote of the shareholders of each of Plc and Limited.2 As unification will involve a UK scheme of arrangement, it will also require the UK Court’s sanction of the scheme.

1 American Depositary Shares

2 The required shareholder resolutions for Plc will include resolutions relating to the Plc scheme of arrangement, amendment of Plc’s articles of association, the buy-back of the Plc special voting share and the conversion of Plc into a private company. The required resolutions for Limited will include resolutions relating to amendment of Limited’s constitution, the buy-back of the Limited special voting share, the DLC dividend share and the Plc special voting share and the conversion of Plc into a private company.

Implementation of unification also remains subject to approval of the National Treasury of South Africa and an outstanding competition regulatory clearance, both of which are intended to be obtained before the shareholder meetings, and receipt of final approvals in respect of the admission of Limited’s shares to the standard segment of the FCA Official List and trading on the LSE and the listing of Limited’s shares on the JSE.

A general meeting of Limited is expected to take place on the afternoon of 20 January 2022 (Melbourne time). A scheme meeting and a general meeting of Plc are expected to take place in London on the morning of 20 January 2022 (UK time). These dates are subject to, amongst other things, the UK Court approving the convening of the Plc scheme meeting. Further information on these meetings will be set out in the Shareholder Circular.

If approved and all other conditions are satisfied or waived, unification is expected to complete on 31 January 2022 (Melbourne time), meaning that the expected last day of trading in Plc shares (including Plc shares in the form of ADSs on the NYSE) would be 28 January 2022 (in the relevant jurisdictions), and Limited shares will be admitted to trading on the ASX, LSE, JSE and Limited ADSs on the NYSE on 31 January 2022. On or before 31 January 2022, certain key steps will be taken to terminate the DLC structure, including cancellation of the Plc preference shares, the re-registration of Plc as a private limited company, and the termination of the DLC Sharing Agreement.

Existing Plc shareholders who hold Plc shares:

•	on the UK register, would generally receive Limited shares in the form of depository interests that can be traded on the LSE;

•

on the South African register, would generally have their Central Securities Depositary Participant (CSDP) or broker’s account credited with a beneficial entitlement to Limited shares which can be traded on the JSE;

•	in the form of Plc ADSs, would generally receive Limited shares in the form of Limited ADSs that can be traded on the NYSE.

Certain non-CREST Plc shareholders will have the opportunity to participate in a sale facility under which the Limited shares they would otherwise receive will be sold and they will receive the proceeds of sale.

In addition, a unified Limited does not satisfy the nationality requirements for inclusion in the FTSE UK Index Series and certain other European indices post-unification. This may result in certain Plc shareholders who actively or passively track these indices choosing not to, or being unable to, hold Limited shares following unification.

Limited’s weighting in S&P/ASX indices is expected to increase as a result of the additional number of Limited shares on issue and the greater market capitalisation of Limited post-unification. This is likely to result in increased demand for, and buying of, Limited shares from institutional investors who actively or passively seek to track these indices.

The total transaction costs relating to unification are currently estimated to be between US$350 million and US$450 million (pre-tax) and comprise stamp duties and adviser and other fees.

Further information and documents

Further information regarding unification, including a detailed timetable and more information on the advantages, disadvantages and risks associated with unification, will be provided to BHP shareholders in a Shareholder Circular which is expected to be published on or around 8 December 2021, subject to receipt of the UK Court’s permission to convene the Plc scheme meeting and formal approval of the Prospectus by the FCA. The Shareholder Circular will include, as is customary in Australia, an independent expert’s report on whether unification is in the best interests of BHP shareholders. Additionally, a Prospectus is expected to be published at the same time as the Shareholder Circular, subject to receipt of formal approval of the Prospectus by the FCA.

The Shareholder Circular and Prospectus will be available on the BHP website (bhp.com/unify).

Shareholders of Limited and Plc are encouraged to read the Shareholder Circular (and Prospectus for shareholders of Plc) once these become available because they will contain important information in relation to unification and the shares in Limited to be issued in connection with unification.

Further information on BHP can be found at: www.bhp.com.

Disclaimer

BHP makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this release.

This release is for information purposes only and is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for or otherwise acquire or dispose of any BHP securities or the solicitation of any vote or approval in any jurisdiction pursuant to unification or otherwise, nor will there be any sale, issuance or transfer of any BHP securities pursuant to unification or otherwise in any jurisdiction in contravention of applicable law. This release does not constitute a prospectus or prospectus equivalent document.

Prior to making any decision in relation to unification or as to whether to invest in the shares in Limited, investors should read the Shareholder Circular and the Prospectus in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of BHP and the terms of the Shareholder Circular and Prospectus, including the merits and risks involved.

Forward looking statements

This release contains forward looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including, but not limited to, the perceived benefits of unification and expectations around the financial impact of unification on the BHP Group; future performance and future opportunities. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities to be issued if Unification is completed are anticipated to be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales.

Current DLC structure

BHP structure following unification

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date:December 2, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary